                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

                               G & L Realty Corp.

                                (Name of Issuer)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                   36127 11 09

                                 (CUSIP Number)
                             Aaron A. Grunfeld, Esq.
                        Resch Polster Alpert & Berger LLP
                       10390 Santa Monica Blvd., 4th Floor
                          Los Angeles, California 90025
                                 (310) 277-8300

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 16, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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CUSIP No. 36127 11 09

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.

        Lyle Weisman
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group              (a) [X]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds

        PF, OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
Number of Shares               7.      Sole Voting Power
Beneficially                           80,200

--------------------------------------------------------------------------------
Owned by                       8.      Shared Voting Power
Each

--------------------------------------------------------------------------------
Reporting                      9.      Sole Dispositive Power           80,200

--------------------------------------------------------------------------------
Person                         10.     Shared Dispositive Power
With
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        80,200
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares ______

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        Approximately 3.4% based upon total number of shares shown outstanding on most recent Annual Report
--------------------------------------------------------------------------------

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CUSIP No. 36127 11 09

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.

        Asher Gottesman
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group              (a) [X]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds

        PF, OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
Number of Shares               7.      Sole Voting Power
Beneficially                           29,510

--------------------------------------------------------------------------------
Owned by                       8.      Shared Voting Power
Each

--------------------------------------------------------------------------------
Reporting                      9.      Sole Dispositive Power           29,510

--------------------------------------------------------------------------------
Person                         10.     Shared Dispositive Power
With
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        29,510
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares ______

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        Approximately 3.4% based upon total number of shares shown outstanding on most recent Annual Report
--------------------------------------------------------------------------------
14.     Type of Reporting Person
        IN.

CUSIP No. 36127 11 09

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.

        Len Fisch
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group              (a) [X]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds

        PF, OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
Number of Shares               7.      Sole Voting Power
Beneficially

--------------------------------------------------------------------------------
Owned by                       8.      Shared Voting Power
Each                                   147,800 joint voting power with
                                       Igor Korbatov
--------------------------------------------------------------------------------
Reporting                      9.      Sole Dispositive Power

--------------------------------------------------------------------------------
Person                         10.     Shared Dispositive Power
With                                   147,800 joint voting power with
                                       Igor Korbatov
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        147,800 joint voting power with Igor Korbatov
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares ______

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        Approximately 3.4% based upon total number of shares shown outstanding on most recent Annual Report
--------------------------------------------------------------------------------
14.     Type of Reporting Person IN.

CUSIP No. 36127 11 09

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.

        Igor Korbatov
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group              (a) [X]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds

        PF, OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
Number of Shares               7.      Sole Voting Power
Beneficially

--------------------------------------------------------------------------------
Owned by                       8.      Shared Voting Power
Each                                   147,800 joint voting power with
                                       Len Fisch
--------------------------------------------------------------------------------
Reporting                      9.      Sole Dispositive Power

--------------------------------------------------------------------------------
Person                         10.     Shared Dispositive Power
With                                   147,800 joint voting power with
                                       Len Fisch
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        147,800 joint voting power with Len Fisch
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares ______

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        Approximately 3.4% based upon total number of shares shown outstanding on most recent Annual Report
--------------------------------------------------------------------------------

14.     Type of Reporting Person
        IN.


ITEM 1. SECURITY AND ISSUER

Common Stock, $.01 par value, of G & L Realty Corp. ("G&L" or the "Company"), a Maryland corporation, which has its principal executive offices at 439 N. Bedford Drive Beverly Hills, California 90210.



ITEM 2. IDENTITY AND BACKGROUND

Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001. Although the Reporting Persons have not entered into any written agreement relating to voting of their shares or relating to any particular course of action concerning the voting of their shares, pursuant to Rule 13d-5 (b) (1), the Reporting Persons may be deemed to be a group who have acquired beneficial ownership, for purposes of Sections 13 (d) and 13 (g) of the Securities Act of 1933, as amended, of all equity securities of G&L beneficially owned by the Reporting Persons. This Amendment No. 1 is being filed to reflect additional purchases of Common Stock made separately by the individual Reporting Persons subsequent to May 11, 2001 and through May 16, 2001. The following persons comprise the Reporting Persons:

1.

(a) Lyle Weisman

(b) 14001 Ventura Boulevard
Los Angeles, California 91423

(c) Real Estate Investor, Self Employed

(d) During the last five years, Mr. Weisman has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Weisman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States

2.
(a) Asher Gottesman

(b) 14001 Ventura Boulevard
Los Angeles, California 91423

(c) Real Estate Investor, Self Employed

(d) During the last five years, Mr. Gottesman has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Gottesman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States

3.
(a) Len Fisch

(b)  922 Santee Street
Los Angeles, California  90015

(c) Real Estate Development and Management

(d) During the last five years, Mr. Fisch has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Fisch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States

4.
(a) Igor Korbatov

(b) 922 Santee Street
Los Angeles, California 90015

(c) Real Estate Attorney, Real Estate Development and Management

(d) During the last five years, Mr. Korbatov has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Korbatov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Each of the Reporting Persons purchased the Common Stock in regular market transactions utilizing personal funds and funds made available on margin.

The aggregate purchase price for the shares of Common Stock purchased through May 16, 2001 by Lyle Weisman was approximately $ 967,628. The aggregate purchase price for the shares of Common Stock purchased through May 16, 2001 by Asher Gottesman was approximately $ 347,336. The aggregate purchase price for the shares of Common Stock purchased through May 16, 2001 by Len Fisch and Igor Korbatov was approximately $1,781,439.

ITEM 4. PURPOSE OF TRANSACTION

Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001. This Amendment No. 1 is being filed to reflect additional purchases of Common Stock made separately by the individual Reporting Persons subsequent to May 11, 2001 and through May 16, 2001.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

                     Aggregate Number of Shares
Name                      Beneficially Owned     Percentage of Class
--------------------------------------------------------------------------------
Lyle Weisman                   80,200                  3.4%

Asher Gottesman                29,510                  1.3%

Len Fisch and
Igor Korbatov                 147,800                  6.3%

(b)

1. Lyle Weisman has sole voting and dispositive power over his 80,200 shares.

2. Asher Gottesman has sole voting and dispositive power over his 29,510 shares.

3. Len Fisch and Igor Korbatov have joint voting and dispositive power over their 147,800 shares.

(b) Transactions effected during the past sixty days:

Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001. The following are the Common Stock purchases by the Reporting Persons made subsequent to their filing Schedule 13D on May 11, 2001 and through May 16, 2001.

1. Lyle Weisman stock purchases, all in open market transactions:

Date                         Number of Shares Purchased                       Price Per Share
--------------------------------------------------------------------------------------------------
5-14-01                                   400                                      $12.10
5-14-01                                   200                                      $12.18
5-14-01                                   100                                      $12.20
5-14-01                                   100                                      $12.24
5-14-01                                   400                                      $12.25
5-14-01                                   200                                      $12.50
5-14-01                                   100                                      $12.60
5-14-01                                   200                                      $12.80
5-14-01                                 1,500                                      $13.00
5-15-01                                   100                                      $12.80
5-15-01                                   100                                      $12.95
5-15-01                                   100                                      $13.00
5-16-01                                   100                                      $12.93
5-16-01                                 1,500                                      $12.95
5-16-01                                   100                                      $12.97
5-16-01                                   100                                      $12.98

2. Asher Gottesman stock purchases, all in open market transactions:

Date                         Number of Shares Purchased                       Price Per Share
--------------------------------------------------------------------------------------------------
5-14-01                                   100                                      $12.80
5-14-01                                   200                                      $12.95
5-14-01                                   100                                      $13.05
5-15-01                                   100                                      $12.99
5-16-01                                   500                                      $12.95

3. Len Fisch and Igor Korbatov joint stock purchases, all in open market transactions:

Date                         Number of Shares Purchased                       Price Per Share
--------------------------------------------------------------------------------------------------
5-14-01                                   500                                      $12.15
5-14-01                                   100                                      $12.19
5-14-01                                   100                                      $12.40
5-14-01                                   100                                      $12.50
5-14-01                                   400                                      $12.60
5-14-01                                 1,100                                      $12.70
5-14-01                                   100                                      $12.80
5-14-01                                   200                                      $12.90
5-14-01                                 6,100                                      $13.00
5-14-01                                   200                                      $13.05
5-15-01                                   400                                      $12.70
5-15-01                                   900                                      $12.90
5-15-01                                   200                                      $12.92

Date                         Number of Shares Purchased                       Price Per Share
--------------------------------------------------------------------------------------------------
5-15-01                                   100                                      $12.98
5-15-01                                 1,100                                      $13.00
5-16-01                                 3,500                                      $12.90
5-16-01                                   300                                      $12.94
5-16-01                                 8,000                                      $12.95
5-16-01                                   100                                      $12.97
5-16-01                                   300                                      $12.98

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as otherwise noted, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and between such persons and any other person with respect to any securities of G&L, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A, Joint Filing Agreement among the Reporting Persons.




                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2001

/s/ Lyle Weisman
------------------------
Lyle Weisman

Date: May 17, 2001

/s/ Asher Gottesman
------------------------
Asher Gottesman

Date: May 17, 2001

/s/ Len Fisch
------------------------
Len Fisch

Date: May 17, 2001

/s/ Igor Korbatov
------------------------
Igor Korbatov

                                    EXHIBIT A
                             Joint Filing Agreement

        Each of the undersigned hereby agrees to file jointly the statement on
Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 12d (2) (f) promulgated under the Securities Exchange Act of 1934, as amended.

        It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

        It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Date: May 11, 2001

                                       /s/ Lyle Weisman
                                       -----------------------------------------
                                       Lyle Weisman

                                       /s/ Asher Gottesman
                                       -----------------------------------------
                                       Asher Gottesman

                                       /s/ Len Fisch
                                       -----------------------------------------
                                       Len Fisch

                                       /s/ Igor Korbatov
                                       -----------------------------------------
                                       Igor Korbatov